DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR September 17, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


                                FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     September 17, 2003

3.   Press Release
     -------------

     September 17, 2003

4.   Summary of Material Change
     --------------------------

VANCOUVER, B.C. - Sept. 17, 2003 -DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into an agreement with the University of Saskatchewan (U of S) to develop a process to yield activated carbon from the char produced from BioOil plants.

The development of commercial applications for char has followed the same validation process undertaken by the Company in its primary product BioOil. Char is an important co-product of the Company's patented fast pyrolysis process, representing between 15% and 20% of the plant output by weight. As a consequence, char has a substantial impact on the economic return of the process. A typical 200-tpd fast pyrolysis plant will produce approximately 13,000 tons of char per annum, with an estimated market value ranging from US$ 600,000 to US$1,000,000 when used as a base fuel for heat or briquette manufacturing. DynaMotive, through this program, will seek to significantly enhance the value and market opportunity for the char produced from its fast pyrolysis operations and in doing so, increase the competitiveness of its technology and product output.

The char produced by DynaMotive process has properties similar to other activated carbon sources produced from carbon-rich raw materials, such as wood, coal, peat, and certain shells and stones. The char's low moisture content, high calorific value and uniform grain characteristics could prove to be a reliable and economical feedstock for activation.

The initial phase of the project will determine the viability of DynaMotive's char to produce activated carbon, which has widespread applications in purifying gas and water, recovering solvent vapors, and serving as a catalyst for final cleaning in many processes. If the activated carbon from char meets the essential criteria for commercial applications, a second phase will determine optimal conditions for producing char-based activated carbon suitable for a specific end use.

5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 17th day of September, 2003


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman







IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release - September 17, 2003

                  University of Saskatchewan and DynaMotive to Research Activated Carbon Production from Pyrolysis Char
        Program Aims to Develop High Value Derivative Product and Enhance
                     DynaMotive's Value Proposition

VANCOUVER, B.C. - Sept. 17, 2003 -DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into an agreement with the University of Saskatchewan (U of S) to develop a process to yield activated carbon from the char produced from BioOil plants.

The development of commercial applications for char has followed the same validation process undertaken by the Company in its primary product BioOil. Char is an important co-product of the Company's patented fast pyrolysis process, representing between 15% and 20% of the plant output by weight. As a consequence, char has a substantial impact on the economic return of the process. A typical 200-tpd fast pyrolysis plant will produce approximately 13,000 tons of char per annum, with an estimated market value ranging from US$ 600,000 to US$1,000,000 when used as a base fuel for heat or briquette manufacturing. DynaMotive, through this program, will seek to significantly enhance the value and market opportunity for the char produced from its fast pyrolysis operations and in doing so, increase the competitiveness of its technology and product output.

The char produced by DynaMotive process has properties similar to other activated carbon sources produced from carbon-rich raw materials, such as wood, coal, peat, and certain shells and stones. The char's low moisture content, high calorific value and uniform grain characteristics could prove to be a reliable and economical feedstock for activation.

The initial phase of the project will determine the viability of DynaMotive's char to produce activated carbon, which has widespread applications in purifying gas and water, recovering solvent vapors, and serving as a catalyst for final cleaning in many processes. If the activated carbon from char meets the essential criteria for commercial applications, a second phase will determine optimal conditions for producing char-based activated carbon suitable for a specific end use.

U of S Chemical Engineering Professor A.K. Dalai who joined the university in 1996 will lead the DynaMotive-funded study. Professor Dalai has presented over 100 papers at international conferences, published over 75 research papers in referred and non-referred journals, and written 30 reports for various funding agencies. Besides bringing significant research funding to U of S, he is a past recipient of the prestigious Petro-Canada Young Innovator Award. In 2001, he was awarded Canada Research Chair position in Bio-energy and Environmentally Friendly Chemical Processing in the Department of chemical Engineering of U of S. As part of the project, Dalai's research team will analyze and characterize the activated carbon produced from char using both a fixed-bed and a chemical activation process. The study will focus on aspects such as the pore structure and ash content of the new activated carbon, as well as how it compares to other products now commercialized.

"This is an opportunity for U of S to team with DynaMotive, an innovative global business in maximizing a resource that is already helping to increase fuel supplies and reduce the impact that traditional power generation is having on our environment. The potential benefits in terms of economic development, pollution control and renewable energy production are tremendous." said Professor A.K. Dalai. "The effectiveness of activated carbon source in cleaning and purification depends on the physical and absorptive properties of the material from which it was produced, the best raw material contains a minimum volume of organic matter, has a long storage life, is of low cost, and is able to hold its absorptive properties under the conditions used to produce activated carbon. Based on preliminary data we are confident in the project outcome and look forward to working with DynaMotive in this endeavour."

"We're very optimistic about the research U of S is doing with the char we produce," said DynaMotive President and CEO Andrew Kingston. "Using char to create activated carbon that can help purify other resources would significantly add to the environmental and economic benefits of what is already an environmentally friendly, clean and low cost technology. BioOil is produced using residues from agriculture and forest industry. Using char to produce activated carbon would create yet another environmentally beneficial use for our plants outputs."

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

The Chemical Engineering Department at the U of S College of Engineering is doing research in five major areas: thermodynamics, corrosion, fluid mechanics, biochemical engineering and reaction engineering. The development of renewable sources of energy and chemicals from biomass-derived oils under catalytic reaction conditions is a major area of study in reaction engineering, as is the role of catalysts in the abatement of gaseous pollutants from coal-fired power plants. The research focus also includes the application of carbon for natural gas clean-up and catalyst development for heavy0oil upgrading derived from oil-sand bitumen.

For more information on the College of Engineering at the University of Saskatchewan, please call:
Kathryn Warden
Research Communications
University of Saskatchewan
Tel: 306-966-2506                              E-mail: Kathryn.warden@usask.ca

For more information on DynaMotive, please call:
Corporate Communications                       Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005                           Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                                  Managing Director
Tel: (44) 0207 550 3872                        Fax:  (44) 0207 409 2304



or US  enquiries, contact:
James Acheson                                  Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900                            Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.